Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-237239

April 8, 2021

Think gold only manages risk?

Think again.

STATE STREET GLOBAL ADVISORS Getall the performance of »S«s gold witTi low-cost GLDM. SPDR , |

Important risl information Investing invoh es risk, and you could lose money on an investment in SPDR* Gold MiniSharesSM Trust (“GLDMSM” or “GLDM”), a series of the World Gold Trust. ETFs trade like st< »cks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage cor lm ssions and ETF expenses will reduce returns. I Commoqities inc commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors: de i as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs ii th J underlying commodities. Frequent trad ng jf ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversiflcatioi i d< es not ensure a profit or guarantee against loss. J ii * Investing in < orrjmodities entails significant risk and is not appropriate for all investors. Important Information Relating to GLDM: The World C olc Trust has filed ategfetrirffon statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offer ng to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other fiocur ler ts the World Gold Trust has filed with th<SEC for more complete information about GLDM and this offering. Please see the GLDM p ‘os aectus for a detailed discussion of the rgsxs of investing in GLDM shares. You may get these documents for free by visiting EDGAR on t le SEC website at sec.gov or by visiting spargoldshares.com. Alternatively, the Trust or any authorized participant will arrange to s sni I you the prospectus if you request it by ^piling 866.320.4053. GLDM is not an investment company registered uncjqr thelkvestment Company A)t of 1040 (the “J940 Act”) and isj^ftsubject to regulation under that Commo Jity Exchange Act of 1936 (the “CEA”). As a resuX shareholdersof GLDM douot haye 8)e protections assAteted with ownership of shares in an investment company registered under the 1940 Art or the protections affo rded by the CEA. •

GLDM shares trade like stocks, are subject to investment risked will fluctuate in market value. The value of GLDM shares relates directly to the value of the gold held by GLDM (less its expenses), and fludOroort? in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDM does not generate any income, and as GLDM regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not resporAle for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDM’s sponsor. W MiniSharesSM and GLDMSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. Standard & Poor’s®, SAP* and SPDR’ are registered tjfeemarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones is a registered trademark of Dow Jones Tradaphark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (“SPDJT^ndsublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsecLjbld or promotetfb^SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any repre^rouonregarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. For more infojytton, please contact the Marketing Agent for GLDM: X State Street Global Advisors Funds Distributors, LLC, One IronStreet, Boston, MA, 02210; T: +1866 320 4053 spdrgoldshares.com © 2021 State Street Corporation. All Rights Reserved. state Street Global Advisors Funds Distributors, LLC, JnalFdn Street, Boston, MA 02210 Not FDIC Insured • No Bank Guarantee • May Lose Value 3370896.1.1.AM.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.